KILEY PARTNERS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total stockholder's equity	$ 1,010,101
Less non-allowable assets:	
Property and equipment	17,425
Other assets	12,112
Total non-allowable assets	29,537
Net capital before haircuts	980,564
Less haircuts	83,195
Net capital	897,369
Minimum net capital required	100,000
Excess net capital	$ 797,369
Aggregate indebtedness (liabilities less secured payble with clearing broker)	$ 168,045
Ratio of aggregate indebtedness to net capital	18.73%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2015 and net capital as reported above.